Exhibit 99.3


[GRAPHIC OMITTED]
ARACRUZ CELULOSE S.A.


                                                                  April 29, 2005


APPROVAL OF DIVIDEND PAYMENT


At the Ordinary Stockholders' Meeting of Aracruz Celulose S/A (the "Company") held on the above date, unanimous approval was given for the payment of dividends amounting to a total of R$150,000,000 (one hundred and fifty million reais), equivalent to R$137.83324600 per 1,000 (one thousand) common shares and R$151.61657060 per 1,000 (one thousand) "A" and "B" preferred shares. The dividends will be paid out in addition to the Interest on Shareholders' Equity, payments of which began on November 11 and December 10, 2004 and on January 11, 2005. In Brazil, the record date will be April 29, 2005 and dividend payments will begin on May 9, 2005.

Due to the current floating exchange rate, the Company cannot predict any specific exchange rate for the conversion of the amount due into U.S. dollars at the time of payment thereof.

For further information, please contact:

Denys Ferrez
Investor Relations Manager
Tel (55-21) 3820-8131
INVEST@ARACRUZ.COM.BR